September 7, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Dillon Hagius

Re:	Impel NeuroPharma, Inc.
Draft Registration Statement on Form S-1 Submitted August 25, 2021
Registration Statement on Form S-1 to be filed September 7, 2021
File No. 333-259363

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), we wish to advise that as of the time of this filing, the underwriters have not yet made any distribution of the Preliminary Prospectus of Impel NeuroPharma, Inc. (the “Registrant”) dated September 7, 2021. However, the underwriters are taking steps to see that all underwriters, brokers or dealers participating in the public offering of shares of the Registrant’s common stock pursuant to the above-captioned Registration Statement, as amended (the “Registration Statement”), are promptly furnished with sufficient copies of the preliminary and final prospectus to enable them to comply with the prospectus delivery requirements of Sections 5(b)(1) and (2) of the Securities Act.

We wish to advise you that the participating underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement be accelerated to 4:30 p.m. Eastern Time, on Thursday, September 9, 2021 or as soon thereafter as practicable.

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Very truly yours,

Cowen and Company, LLC Guggenheim Securities, LLC
As representatives of the several underwriters

By:	Cowen and Company, LLC

By:	/s/ Bill Follis
Name:	Bill Follis
Title:	Managing Director

By:	Guggenheim Securities, LLC

By:	/s/ Shiv Taylor
Name:	Shiv Taylor
Title:	Senior Managing Director

Signature Page to Acceleration Request